FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                For June 3, 2003

                        Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                 (Translation of registrant's name into English)

                                110 Fulbourn Road
                                Cambridge CB1 4NJ
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           _____                _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           _____         _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                ARM HOLDINGS PLC


                                INDEX TO EXHIBITS


Item
1.            Press release dated May 20, 2003
2.            Press release dated May 21, 2003
3.            Press release dated May 27, 2003
4.            Press release dated May 28, 2003
5.            Press release dated May 28, 2003

                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 3, 2003
                                                 ARM HOLDINGS PLC.


                                                 By:  /s/Tim Score
                                                 Name: Tim Score
                                                 Title: Chief Financial Officer

                                                                          Item 1

TO BE ISSUED AT 9AM UK TIME ON TUESDAY, 20 MAY 2003



                    ARM EXTENDS UNIVERSITY PROGRAM INTO CHINA

     Southeast University in Nanjing licenses ARM IP core to advance China's electronics industry through SoC R&D

CAMBRIDGE, UK - May 20, 2003 - ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, announced today that Southeast University (SEU) in Nanjing has become the first university in China to license the ARM7TDMI(R) core under the ARM(R) University Program. They also plan to establish a joint ARM-SEU system-on-chip (SoC) laboratory. These agreements, which will help to advance China's SoC research, underscore ARM's long-term commitment to supporting China's next-generation engineers and the electronics industry overall.

The Chinese National ASIC System Engineering Research Center in SEU was assigned by the Chinese government to focus on SoC design research. The licensing agreement, together with the planned joint ARM-SEU SoC lab, are huge steps towards training more local IC engineers and enabling them to design products that incorporate complete systems on a single chip, rather than traditional multi-chip microelectronics products.

"The ARM7TDMI core is ideal for SoC design research," said Professor Long Xing Shi, director of the Chinese National ASIC System Engineering Research Center, SEU. "With this core, post-graduates of SEU will be able to learn about and design SoC around the industry leading 32-bit ARM embedded RISC microprocessor."

Over the years, China has developed a tremendous depth of expertise in utilizing 8-bit microprocessors. However, the limitations of these devices, such as memory space and processing power, have constrained developers from creating more sophisticated applications. China is quickly moving to adopt the more advanced technologies already in use in more developed markets. This huge step forward from 8/16-bit to 32-bit embedded RISC microprocessors, will enable China's engineers to work on advanced SoC design projects and reaching their full potential.


"This is a landmark agreement in many ways," said Jun Tan, president, ARM China. "It is the first licensing agreement that we have signed under the ARM University Program in China. The prevailing market conditions in China, mean that there are not enough experienced IC design engineers available and now ARM is able to provide China's leading universities with its pioneering solutions and support."



About SEU

With its origin dating back to 1902, Southeast University (SEU) is one of the key national universities administered directly under the Ministry of Education of China. It is also one of the oldest institutions of higher learning in China. More information on SEU is available at: www.seu.edu.cn and more information on the Chinese National ASIC System Engineering Research Center is available at: asic.seu.edu.cn



About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com



                                      ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 2


o With this announcement, ARM extends the choice of ARM core-based design services available in Taiwan. PGC is the fourth Taiwanese design services company to join the ATAP program.

o PGC offers a complete end-to-end service and a close relationship with foundry partner TSMC that is particularly attractive for ARM's single use design licensees.

o This agreement proves the growing popularity of ARM's leading microprocessor cores for single use design projects. It supports ARM's corporate message that ARM offers a complete solution, more than just the core.

o    ARM now has 17 Partners in Taiwan.


                         PROGATE GROUP CORPORATION JOINS
                                ARM ATAP PROGRAM

    New ATAP partner in Taiwan increases the number of ARM core-based design services available in Asia Pacific region

CAMBRIDGE, UK AND TAIPEI, TAIWAN - May 21, 2003 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, and Progate Group Corporation (PGC), a leading design center in Taiwan, today announced that PGC has joined the ARM(R) technology access program, ATAP(TM). Under this agreement, PGC will offer total design and consultancy capabilities to OEMs and silicon vendors of ARM core-based systems.

PGC brings significant capability to the program by providing experienced system-on-chip (SoC) design services that include physical design as well as testing and production. The company is one of Taiwan's earliest established providers of design services with a sales channel reaching into Japan, Korea, the US and Europe. PGC has worked on more than 800 projects and has a long-standing relationship with TSMC, a major semiconductor foundry, and also an important member of the ARM Foundry Program. PGC joins SOTA, Global Unichip and Faraday as one of ARM's four Taiwanese ATAP Partners, with Synopsys also offering design services in the region.

"The ARM solution has evolved beyond the industry-standard core architecture to encompass the entire design cycle. The ATAP program is an essential element of this complete solution. Through the ARM ATAP program, PGC provides ARM Partners with enormous value by offering both physical design and the management of test and packaging issues," said Philip Lu, president, ARM Taiwan. "This end-to-end service, coupled with PGC's established relationship with one of Taiwan's major foundries, TSMC, presents a compelling solution for developers throughout the Asia Pacific region."

"Joining the ARM ATAP program enables us to offer our turnkey design services around the ARM microprocessor core, a well-recognized industry standard," said Fred Lai, general manager, PGC. "We will be offering ARM core-based services to a wide range of customers locally, and in the US, Japan, and Europe through our own offices and our authorized distributors. We have the in-depth experience to deliver to semiconductor companies professional services from design and manufacturing to packaging and testing that will help them to shorten development time."

About the ATAP Program
ATAP design Partners must go through a strict qualification process to become an ARM Approved Design Centre. This includes a design flow audit, training on implementing designs with ARM cores, tools, AMBA(TM) interface peripherals and development techniques. Each Design Centre must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ATAP program also provides additional benefits such as geographic and time-zone locality and local language support. For more information on the ATAP program, please email info@arm.com or visit the ARM website.

About PGC
Progate Group Corporation was founded in 1991. As the first turnkey service provider of ASIC designs in Taiwan, PGC always exerts its endeavor to provide the focused and quality services to achieve Time-to-Volume. PGC has taped-out successfully more than 800 projects and shipped millions of chips worldwide. In this era of SoC, PGC provides a complete and stable chain of services, including the wafer fabrication, die package and IP integration. As part of this chain of services, PGC has the business relationship with TSMC for more than ten years as a certified member of its Design Center Alliance Program. More information about PGC is available at http://www.pgc.com.tw.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

                                      ENDS

ARM is a registered trademark of ARM Limited. ATAP and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. `ARM' is used to represent ARM Holdings plc (LSE: ARM and
Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 3

                         ARM BUILDS SECURITY FOUNDATION
                    FOR FUTURE WIRELESS AND CONSUMER DEVICES

               TrustZone extension delivers hardware security for
             next generation, open system, ARM Powered(R) solutions

CAMBRIDGE, UK - May 27, 2003 - ARM [(LSE:ARM);(Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced TrustZone(TM) technology, a new security extension to the ARM(R) architecture. TrustZone technology provides a secure foundation for systems running open Operating Systems (OS), such as Linux, Palm OS(R), Symbian OS and Windows CE. In addition, TrustZone technology complements secure application environments such as Sun Microsystems' Java(TM) technology by making security implementation on devices more efficient.

ARM is delivering its TrustZone technology in response to industry demands for greater levels of security in a range of digital electronic devices such as set-top boxes, next-generation smart phones and payment and network equipment. To date, manufacturers have had difficulty delivering on the promises of security and reliability in these devices where the download and execution of potentially harmful rogue data and applications can infect the device.

ARM TrustZone technology will ensure that data downloaded or run on the device remains secure, protecting consumer privacy and opening up a range of services, such as mobile banking and multimedia entertainment to wider consumer use. In turn, network operators and service providers will benefit from a consumer uptake of these innovative services.

"Phone software must remain inviolate from any actions of downloaded software, and only hardware-enforced security can provide this level of trust," said Martin Reynolds, Gartner fellow, Gartner. "Security-enhanced processors are an essential component for the future of mobile phone technology, opening the way for a vast ecosystem of third-party applications."

ARM TrustZone technology is implemented within the microprocessor core itself, enabling the protection of on- and off-chip memory. Since the security elements of the system are designed into the core hardware, security issues surrounding proprietary, non-portable solutions outside the core are removed. In this way, security is maintained as an intrinsic feature at the heart of every device, with minimal impact to the core area or performance, while enabling developers to build any additional security, for example cryptography, onto the secure hardware foundation.

"Concern over security in both wired and mobile applications is becoming a top priority for operators, service providers and consumers who require extremely high attention to be paid to data protection and integrity. Consumers now expect their data access devices to be secure, to enable them to use the growing number of public applications now available," said Richard York, Secure Technology Program manager, ARM. "Increasingly, designers are finding it problematic to address security only at the software level. ARM is addressing this issue with the TrustZone extensions, by integrating security into the very heart of our cores."

ARM TrustZone technology tags and partitions secure code and data within the system, and maintains a clear, hardware separation between secure and non-secure information. This separation enables secure code and data to run alongside an OS securely and efficiently, without being compromised or accessible to attack. Availability
TrustZone technology will be available for licensing in ARM CPU cores in 2004. The TrustZone specification is available now. For more information contact ARM, or go to the ARM website at http://www.arm.com.

EDITORS' NOTE:
Industry leaders are already endorsing ARM TrustZone technology:

"It is becoming increasingly more difficult to create a secure payment system, especially as payment terminals become progressively more complex and feature rich. As the leader in secure payment transactions, Ingenico evaluated the TrustZone architecture and we found it to provide significant value in creating a secure structured implementation." John Sheets, vice president, security officer, Ingenico

"TrustZone technology introduces new security capabilities to the market that are highly complimentary to Insignia's Secure System Provisioning product. ARM's new technology will enable us to provide an even more secure environment for Over-The-Repair capabilities in TrustZone technology-enabled devices." Peter Bernard, chief product officer, Insignia


"As the leading provider of Linux-based systems software platforms, we are excited by this new initiative from ARM. Thanks to the ubiquity of the ARM architecture, wireless device OEMs look to ARM for the latest technology. We are working closely with ARM to provide secure Linux-based solutions for the next wave of wireless devices."
Bill Weinberg, director, Strategic Marketing, MontaVista Software


"Managing system security and accelerating market delivery are becoming ever more important to the success of wireless devices like next-generation Palm Powered products. Palm OS licensees will be pleased with the steps ARM is making toward achieving both goals by introducing the TrustZone architecture."
Charlie Tritschler, VP of Product Marketing, PalmSource


"ARM is a strategic partner of SafeNet and we are working co-operatively to address wireless security needs in the industry. ARM's announcement today of TrustZone technology is a critical component of the security solution for wireless devices and a natural evolution of ARM devices that include peripheral security solutions today. We are looking forward to the continued evolution of the TrustZone initiative and providing our EmbeddedIP technology as part of the solution."
David Potts, senior vice president and GM, Embedded Security Division, SafeNet.


"Symbian and ARM have worked in close partnership for many years to develop Symbian OS exclusively on the ARM architecture and to establish Symbian OS as the industry standard operating system for advanced mobile phones. Symbian firmly believes that ARM's TrustZone technology will be adopted widely and will become a standard underlying platform for the provision of security services, helping to accelerate manufacturers' time-to-market for handsets with enhanced security solutions."
Jonathan Harris, strategic product manager, Hardware Integration, Symbian Ltd

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.
                                    - ends -
ARM and ARM Powered are registered trademarks of ARM Limited. TrustZone is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

                                                                          Item 4

              ICC LICENSES ARM CORE FOR ITS ADVANCED SOC PLATFORM

        First licensing deal between ARM and Chinese government-supported organization helps domestic fabless companies design industry leading SoCs, from concept to final silicon


CAMBRIDGE, UK - May 28, 2003 - ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, announced today that the Shanghai Research Center for IC Design (ICC) has licensed the industry-leading ARM7TDMI(R) core. The agreement represents the first licensing of an ARM(R) core by a Chinese government-supported organization and highlights ARM's continued commitment to advancing China's rapidly developing electronics sector.

The Shanghai Research Center for IC Design - the first National Integrated Circuit Design Industrialization Center - was founded in 2000. Designated as an IC hub, the Shanghai Research Center for IC Design provides advanced electronic design automation (EDA) tools, RTL QA and support for China's small and medium fabless companies to design SoC solutions on site.

"The Shanghai Research Center for IC Design has decided to standardize on the ARM architecture as the core for its SoC platform," said Ye Wang, vice president of the Shanghai IC Center. "Our partnership with ARM, together with the excellent relationship we have with a number of ARM Approved Foundries, will enable small and medium fabless companies in China to design industry-leading ARM core-based SoCs, from concept to final silicon."

"Shanghai Research Center for IC Design is an important part of National Circuits Design Industrialization Centers," said Jun Tan, president, ARM China. "By using the Shanghai IC Center as a hub, a wide range of companies, especially small- and medium-sized companies in China, will be able to easily access our leading edge Intellectual Property (IP). Furthermore, the design work will be carried out on site with ARM providing advanced technical support."

"Through this agreement, ARM will provide its IP cores to a broad range of customers and a wide variety of applications - from set-top boxes, to wireless products and PDAs. This will help to establish our architecture as the technology of choice for SoC prototyping and design in China," added Tan.

Availability
The ARM7TDMI core-based SoC platform is available now for licensing through Shanghai Research Center for IC Design and ARM.

About Shanhgai Research Center for IC Design (ICC)
Shanghai National Integrated Circuit Design Industrialization Center is the first specialized IC design industrialization center in China. It was set up and authorized by Science & Technology Ministry, PRC and Shanghai Municipality on 21st, Feb, 2000. The Center provides the following services: IC talents training & evaluation, MPW, EDA tools, RTL QA, testing verification and information. The Center supports and serves the enterprises in it, meanwhile radiates services for the development of IC industry in the whole China mainland, especially in Yangtze Delta Area. For more information, please visit http://www.icc.sh.cn.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com
                                      ENDS
ARM and ARM7TDMI are registered trademarks of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co.Ltd.

                                                                          Item 5

            ARM AND NOKIA SIGN AGREEMENT TO BOOST SMART PHONE MARKET

     ARM's PrimeXsys Platform software to be optimized to work with Nokia's software platform for smart phones. ARM becomes a member of the
                      Series 60 Product Creation Community

CAMBRIDGE, UK AND ESPOO, FINLAND- May 28, 2003 -ARM [(LSE: ARM); (Nasdaq:
ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, and Nokia (NYSE:NOK), today announced that ARM will optimize the ARM(R) PrimeXsys(TM) Platform software for execution of the Series 60 Platform.

The ARM PrimeXsys Platform provides semiconductor and system companies and smart phone developers with a suite of pre-validated hardware, software and verification Intellectual Property (IP) necessary to design a system-on-chip
(SoC). The PrimeXsys Platform already provides support for Symbian OS, on which the Series 60 Platform is designed to run. By enabling full compatibility with Series 60 Platform, the PrimeXsys Platform will provide a robust choice of building blocks for an application co-processor for Symbian OS-based smart phones. In addition, a system developer can add media acceleration, connectivity or other differentiating technology to create a compelling SoC design.

With the agreement, ARM becomes a member of the Series 60 Product Creation Community, which is designed to assist the handset manufacturers who have licensed the Series 60 Platform and to accelerate the development and acceptance of standard-based smart phones. The PrimeXsys Platform will add value to a growing Series 60 community by bringing a fully integrated suite of technologies and development tools which will ease product development effort and speed development cycles. At the same time, existing and new developers of ARM core-based smart phone devices will benefit from the optimization of the PrimeXsys Platform and Series 60 by enabling them to quickly integrate their system-level technology with this widely supported terminal software platform.

"Most of the developed wireless market is rapidly moving from growing new subscribers to growing data revenue from advanced services," said Oliver Gunasekara, director, wireless segment, ARM. "Enhancing the user experience and improving handset compatibility are key to growing ARPU. Optimizing the ARM PrimeXsys Platform for the Series 60 Platform will provide a rich standard environment for delivering compelling data services and accelerate the development of next-generation smart phones with attractive and innovative applications."

"Collaboration with the leading industry players, such as ARM, will benefit licensees with advanced functionalities, high performance and most importantly, reduced time-to-market when developing smart phones based on the Series 60 Platform," said Jukka Riivari, director, Sales, Nokia Mobile Software.

The Series 60 Platform is a software product for smart phones that Nokia licenses to other mobile handset manufacturers. Manufacturers will be able to integrate the Series 60 Platform into their own phone designs running on top of Symbian OS. The Series 60 Platform includes mobile browsing, multimedia messaging and content downloading, as well as a host of personal information management and telephony applications. In addition, the software platform includes a complete and modifiable user interface library. The Series 60 Platform is licensed by Nokia Mobile Phones, Panasonic, Samsung, Sendo and Siemens.

"It is important that ARM and Nokia - two leading participants in the Symbian OS ecosystem - are working closely together on this initiative," said Mike Whittingham, Worldwide Semiconductor Partner Program director, Symbian Ltd. "Enabling the adaptation of the ARM PrimeXsys Platform with Nokia's Series 60 will reduce time and cost for Symbian OS licensees bringing Series 60-based smart phones to market."

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Nokia
Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

                                      ENDS

ARM is a registered trademark of ARM Limited. PrimeXsys is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq:
ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.

Further information:

ARM PR CONTACTS
Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com
ARM's PR agencies to add contact details

Communications
Nokia Mobile Software
Tel. +358718008000
Email: nokia.mobile.phones@nokia.com